Exhibit 99.1

COMMTOUCH SOFTWARE LTD.

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NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

December 30, 2005

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TO THE SHAREHOLDERS OF COMMTOUCH SOFTWARE LTD.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Commtouch Software Ltd., a company formed under the laws of the State of Israel (the “Company”), will be held on Friday, December 30, 2005 at 10.00 a.m. Pacific Time, at the offices of the Company’s subsidiary Commtouch Inc., located at 1300 Crittenden Lane, Suite 103, Mountain View, California 94043, for the following purposes:

1.	to elect Directors to serve for the ensuing year and until their successors are elected;

2.	to approve the compensation terms of Officers who are also Directors of the Company;

3.	to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company’s independent public accountants for 2005;
4.	to amend the Company’s Amended and Restated Articles of Association to provide the Company with discretionary power to decide against postal delivery of annual financial statements;

5.

to amend the Company’s Amended and Restated Articles of Association to allow the Company to indemnify directors in connection with regulatory investigations and proceedings, pursuant to recent amendments to Israeli law;

6.	subject to shareholder approval of proposal 5 above, to amend the existing indemnification agreements with each director accordingly; and

7.	to amend the Commtouch Software Ltd. Amended and Restated 1999 Nonemployee Directors Stock Option Plan.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

Only shareholders who held ordinary shares of the Company at the close of business on November 21, 2005 (the “Record Date”) are entitled to notice of and to vote at the meeting and any adjournments thereof. The vote required to approve the resolutions to be presented is set forth on page 1 of the accompanying Proxy Statement.

All shareholders are cordially invited to attend the meeting in person. Any shareholder attending the meeting may vote in person even if such shareholder previously signed and returned a proxy.

FOR THE BOARD OF DIRECTORS —————————————— IAN BONNER Executive Chairman of the Board
Netanya, Israel November 25, 2005
WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES.

COMMTOUCH SOFTWARE LTD.

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PROXY STATEMENT FOR

ANNUAL MEETING OF SHAREHOLDERS

December 30, 2005

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The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of Commtouch Software Ltd. (the “Company”) for use at the Company’s Annual Meeting of Shareholders (the “Annual Meeting”) to be held on Friday, December 30, 2005 at 10:00 a.m. Pacific Time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. The Annual Meeting will be held at the offices of the Company’s subsidiary Commtouch Inc., located at 1300 Crittenden Lane, Suite 103 Mountain View, California 94043. The telephone number at that address is (650) 864-2000. The Company’s principal executive offices are located at 1A Hazoran Street, Poleg Industrial Park, P.O. Box 8511, Netanya 42504, Israel. The telephone number at that address is 011-972-9-863-6888.

These proxy solicitation materials were mailed on or about November 25, 2005 to all shareholders entitled to vote at the Annual Meeting.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

Shareholders of record who hold the Company’s Ordinary Shares, NIS 0.05 nominal value per share (the “Ordinary Shares”) and the Company’s Preferred Shares, NIS 0.05 nominal value per share (the “Preferred Shares”, and together with the Ordinary Shares, the “Shares”), at the close of business on November 21, 2005 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting. Also, shareholders who hold Shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant listing of a securities depository, are entitled to notice of, and to vote at, the Meeting.

At the Record Date, 59,840,318 Shares were issued, outstanding and entitled to vote at the Meeting.

Revocability of Proxies

Any proxy submitted pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Secretary of the Company, at either of the addresses set forth herein, a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy.

Quorum, Voting and Solicitation

Pursuant to the Company’s Amended and Restated Articles of Association, the presence, in person or by proxy, of at least two shareholders holding shares conferring in the aggregate at least one third (1/3) of the outstanding voting power of the Company is necessary to constitute a legal quorum at the Annual Meeting. Furthermore, each Preferred Share shall grant the holder thereof the right to notice of any shareholders’ meeting, and the right to vote, together with holders of Ordinary Shares, with respect to any question upon which holders of Ordinary Shares have the right to vote. The Preferred Shares will vote together with the Ordinary Shares on each of the items under this Proxy Statement. Each Preferred Share and each Ordinary Share shall grant the right to one vote.

The affirmative vote of the holders of a majority of the outstanding Shares represented at the Annual Meeting in person or by proxy and voting thereon is necessary to approve the proposals set forth in this Proxy Statement.

Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

Solicitation of proxies may be made by Directors, Officers and other employees of the Company or its subsidiaries by personal interview, telephone, facsimile or other method. No additional compensation will be paid for any such services. Costs of solicitation, including preparation, assembly, printing and mailing of this proxy statement and any other information furnished to the shareholders, will be borne by the Company. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold Shares.

PROPOSAL ONE

ELECTION OF DIRECTORS

Background

In accordance with the Company’s Articles of Association, the Company’s shareholders last fixed the maximum number of Directors at ten. The Company currently has nine Directors in office, two of whom are not standing for reelection. These Directors include Orna Berry and Ofer Segev, who are the Company’s Outside Directors in accordance with Israel’s Companies Law and who were elected (in the case of Mr. Segev, reelected) for a three-year term of office on March 29, 2005. The current term of Ms. Berry and Mr. Segev will expire in 2008, and therefore they are not required to stand for reelection at the Annual Meeting. Shareholders are being asked to reelect the directors listed below and, in addition, to elect Mr. Aviv Raiz. Mr. Raiz has participated as an investor in the Company in the past two financing rounds of October 2004 and October 2005. Mr. Raiz’s nomination is in accordance with the terms of the financing round of October 2005, which allow for the investors of that round to propose a director nominee for so long as they continue to own at least 60% of the Ordinary Shares purchased in that round. If all of the Company’s nominees are elected, following the Annual Meeting there will be eight members of the Board (including the Outside Directors) in office.

Unless otherwise instructed, the proxy holders will vote the proxies received by them for the six nominees named below. In the event that any nominee is unable or declines to serve as a Director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the present Board to fill the vacancy. The term of office of each such person elected as a Director will continue until the next annual general meeting of shareholders or until his or her successor has been elected and qualified. It is not expected that any nominee will be unable or will decline to serve as a Director.

The name and certain other information regarding each nominee for election is set forth in the table below:

Name	Age	Position with Commtouch

Ian Bonner	50	Consultant; nominee to serve as Director and Executive Chairman of the Board
Gideon Mantel	45	Chief Executive Officer and Director
Amir Lev	44	President, Chief Technology Officer and Director
Aviv Raiz(4)	47	Director
Nahum Sharfman(1)(3)(4)	56	Director
Lloyd E. Shefsky(2)(3)(4)	64	Director

There is no familial relationship between any of the Directors or executive Officers of the Company.
(1)	Member of the Compensation Committee (in addition to Ofer Segev)
(2)	Member of Audit Committee (in addition to Orna Berry and Ofer Segev)
(3)	Member of Nominating Committee (in addition to Orna Berry)
(4)	Determined by the Board to be an independent director pursuant to Nasdaq Marketplace Rule 4200(a)(15). Orna Berry and Ofer Segev are also independent directors of the Company.

Ian Bonner brings 27 years of technology experience, including nearly a decade with IBM. From 2002 to 2003 Mr. Bonner was President and CEO of Sistina Software, until its acquisition by in RedHat in December 2003. Mr. Bonner served as President and CEO of Terraspring from 2000 until its acquisition by Sun Microsystems in 2002. In addition to Mr. Bonner's anticipated responsibilities as Executive Chairman of the Board, he counsels the Company on matters pertaining specifically to business development and strategic initiatives.

Gideon Mantel is a co-founder of Commtouch and served as its Chief Financial Officer from its inception in February 1991 until October 1995, when he became Commtouch’s Chief Operating Officer. In November 1997, he became Commtouch’s Chief Executive Officer. He has also served as a Director of Commtouch since inception. Mr. Mantel received a B.A. in Political Science and an M.B.A from Tel Aviv University.

Amir Lev is a co-founder of Commtouch and has served as its Chief Technology Officer and as a Director since its inception in 1991. Mr. Lev has also been the General Manager of Commtouch since January 1997 and President since May 2000. Mr. Lev received a B.A. in Computer Science and Economics from Hebrew University of Jerusalem.

Aviv Raiz is the founder and President of Eurotrust Ltd. Mr. Raiz has been active in the foreign exchange markets for the past twenty years, and has been a private equity investor in several high-tech, bio-tech and Internet companies for the past ten years. He holds an MBA from Tel Aviv University.

Nahum Sharfman rejoined the Board in March 2000. Mr. Sharfman is a co-founder of Commtouch and served as its Chief Executive Officer and Chairman of the Board at its inception in February 1991. In November 1997 Mr. Sharfman stepped down as Chief Executive Officer to become a founder of Dealtime.com (now known as Shopping.com). Mr. Sharfman remained Chairman of the Board of Commtouch until he resigned in January 1999. Prior to founding Commtouch, Mr. Sharfman spent eleven years with National Semiconductor Corporation in various development and management roles. Mr. Sharfman received a Ph.D. in High Energy Nuclear Physics from Carnegie Mellon University and M.S. and B.S. degrees in Physics from the Technion - Israel Institute of Technology, Haifa.

Lloyd E. Shefsky is a Clinical Professor of Entrepreneurship and Co-Director of the Center for Family Enterprises at the Kellogg School of Management and has taught in several countries. In 1970, he founded the Chicago law firm, Shefsky & Froelich Ltd., where he is Of Counsel since 1996. Since 1981 he has represented the Government of Israel throughout the Midwestern U.S. For nearly forty years he has represented hundreds of entrepreneurs and their companies, and during the past twenty-five years, such representation has included numerous Israeli companies with U.S. operations. Mr. Shefsky authored “Entrepreneurs Are Made Not Born,” which was translated into five foreign languages. He received his J.D. from the University of Chicago Law School, a B.S.C. from De Paul University (accounting), is a member of the Illinois and Florida Bars, and has a CPA certificate in Illinois.

As noted above, Orna Berry and Segev are the Company’s Outside Directors elected in accordance with Israel’s Companies Law for a three-year term of office that will expire in 2008. Biographical information concerning Ms. Berry and Mr. Segev follows for information purposes only.

Dr. Orna Berry is a Venture Partner in Gemini Israel Funds Ltd. Dr. Berry co-founded ORNET Data Communication Technologies Ltd., an early Gemini portfolio company, which was sold to Siemens for $30M. In addition, she serves as the Chairperson in several Gemini portfolio companies. From 1997 through 2000, Dr. Berry served as the Chief Scientist of the Ministry of Industry, Trade and Labor of the Government of Israel. In this capacity she was responsible for implementing government policy regarding support and encouragement of industrial research and development. Dr. Berry also has served as the Chief Scientist of Fibronics and, prior to that, Dr. Berry served as a senior research engineer in companies such as IBM and UNISYS. Dr. Berry received her Ph.D. in Computer Science from the University of Southern California, and M.A. and B.A. degrees in Statistics and Mathematics from Tel Aviv and Haifa Universities. She is a frequent lecturer on "High-Tech" worldwide.

Ofer Segev has been the CFO of Attunity Ltd. since 2003. Prior to his joining Attunity, he served as the CEO for TeleKnowledge, a content commerce platform vendor; and as CFO for Tundo, a developer of an IP-based voice and media services platform. Prior to his position at Tundo, Mr. Segev was a partner at Ernst & Young Israel where he led the High Tech Industry practice group. Mr. Segev has a BA in economics and accounting from Bar Ilan University in Israel, and has studied at the Kellogg Graduate School of Management at Northwestern University.

Proposal

The shareholders are being asked to elect the Director nominees listed above for one year terms or until their successors are elected. Election of Directors requires the affirmative vote of the holders of a majority of the outstanding Shares represented at the Annual Meeting, in person or by proxy, and voting on the election of Directors.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this resolution.

PROPOSAL TWO
APPROVAL OF COMPENSATION TERMS OF
CERTAIN OFFICERS WHO ARE ALSO DIRECTORS

Background

Under Israel’s Companies Law, the compensation terms of Directors of the Company, whether in their capacity as Directors or otherwise, require shareholder approval. Gideon Mantel, who is a Director of the Company, is also the Chief Executive Officer of the Company. Amir Lev, who is a Director of the Company, is also the President and Chief Technology Officer of the Company. Therefore, their compensation is subject to this shareholder approval requirement.

Proposal

The shareholders are being asked to approve the compensation terms of these Officers for their services as Officers for calendar year 2006, in the amounts to be presented at the Annual Meeting, as approved by the Audit Committee and Board. This approval will continue in effect for subsequent years as long as such compensation is not increased.

The proposal requires the affirmative vote of the holders of a majority of the outstanding Shares represented at the Annual Meeting, in person or by proxy, and voting thereon for approval.

It is proposed that the following resolution be adopted by the shareholders:

“RESOLVED, that the compensation terms for Gideon Mantel and Amir Lev, who are both Officers and Directors of the Company, is hereby approved.”

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this resolution.

PROPOSAL THREE
RATIFICATION OF APPOINTMENT AND COMPENSATION OF

THE COMPANY’S INDEPENDENT PUBLIC ACCOUNTANTS

Background

The Audit Committee and Board have selected Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as its independent public accountants to audit the consolidated financial statements of the Company for the fiscal year 2005. Kost, Forer, Gabbay & Kasierer has been engaged as the Company’s independent public accountants since inception. A representative of Kost, Forer, Gabbay & Kasierer is expected to attend the Annual Meeting and may make a statement thereat. The representative will be available to respond to appropriate questions raised during the Annual Meeting. There will also be a discussion of the 2004 Consolidated Financial Statements of the Company, to the extent requested by shareholders.

Proposal

Shareholders are being asked to ratify the selection of Kost, Forer, Gabbay & Kasierer as the Company’s independent public accountants for the 2005 fiscal year and to authorize their compensation.

The proposal requires the affirmative vote of the holders of a majority of the outstanding Shares of the Company represented at the Annual Meeting, in person or by proxy, and voting thereon.

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company’s independent public accountants for the fiscal year ending December 31, 2005 is hereby ratified, and the Company’s Audit Committee is hereby authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services and as allowable under applicable law.”

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this resolution.

PROPOSAL FOUR
APPROVAL OF AMENDMENT TO COMPANY’S AMENDED AND RESTATED ARTICLES OF ASSOCIATION REGARDING POSTAL DELIVERY OF ANNUAL FINANCIAL STATEMENTS

Background

The Company’s most current annual report on Form 20-F, inclusive of consolidated financial statements, is available on its website at www.commtouch.com. Furthermore, shareholders may inspect the Company’s annual consolidated financial statements in person at its principal offices, and the Company will mail printed copies of our annual consolidated financial statements to shareholders upon request. The Company believes that its current practice maintains full disclosure to its shareholders, while reducing unnecessary costs of printing and mailing, as well as promoting environmental conservation.

In accordance with previous Nasdaq Marketplace Rules, Commtouch received an exemption from the requirement to distribute an annual report to shareholders prior to its annual general meeting of shareholders. Under current Marketplace Rule 4350(a)(1), the Company is entitled to follow home country (Israel) practice in lieu of certain requirements, including Marketplace Rule 4350(b)(1)(A) requiring the mailing of an annual report to shareholders prior to an annual general meeting of shareholders.

Under a recent amendment to the Israeli Companies Law, an Israeli public company whose shares are traded only on a stock exchange outside of Israel – such as Commtouch – must, unless its Articles of Association provide otherwise, mail a copy of its annual financial statements to each shareholder entitled to receive notice of a general meeting no later than 14 days prior to the date of the general meeting. As a result of this amendment and despite the above stated Nasdaq exemption, the Company has included its annual financial statements in the mailing accompanying this Proxy Statement.

Proposal

The Company believes that, on a going forward basis, mailing our annual financial statements to all shareholders will impose upon it an unnecessary burden and cost. In the interest of efficiency and economy, the Company proposes to amend its Amended and Restated Articles of Association to provide that it will make copies of its annual consolidated financial statements available for inspection by shareholders, but that it will not be required to send printed copies to its shareholders except upon specific request. The Company intends to continue to make its annual consolidated financial statements available on its website or by other electronic means.

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, to amend and restate Article 9.3.2 of Commtouch’s Amended and Restated Articles of Association to read as follows:

‘9.3.2 Notice of a General Meeting shall be delivered to Shareholders entitled to receive such notice in the manner and to the extent required by the Companies Law and any regulations promulgated thereunder. The Company shall make copies of its annual financial statements available for inspection by the Shareholders at the principal offices of the Company. The Company shall not be required to send copies of its annual financial statements to Shareholders, except upon request.’ ”

The proposal requires the affirmative vote of the holders of a majority of the outstanding Shares of the Company represented at the Annual Meeting, in person or by proxy, and voting thereon.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this resolution.

PROPOSAL FIVE
APPROVAL OF AMENDMENT TO COMPANY’S AMENDED AND RESTATED ARTICLES OF ASSOCIATION REGARDING INSURANCE, INDEMNIFICATION AND EXCULPATION

Background

The Company’s Amended and Restated Articles of Association allow for it to procure insurance for, indemnify and exculpate any office holder, subject to the provisions of the Israeli Companies Law.

The Company has entered or will enter into agreements with each of its directors to insure, indemnify and exculpate them against some types of claims, subject to dollar limits and other limitations (the “Indemnification Agreements”). The Audit Committee and Board of Directors approved these agreements, and shareholders ratified the agreements at the 2002 annual general meeting of shareholders.

The Israeli Companies Law provisions that govern the insurance, indemnification and exculpation of office holders were amended in March 2005. The two principal changes made by the amendment were to allow indemnification in connection with regulatory investigations and proceedings, and to require that a company’s board of directors determine the appropriateness of the ceiling on an advance undertaking to indemnify in view of the specific company’s activities. In light of the cumulative effect of the changes to these provisions since the adoption of the insurance, indemnification and exculpation provisions in the Company’s Amended and Restated Articles of Association, the Board of the Directors believes that, although not required, it would be advisable to amend the provisions of the Amended and Restated Articles of Association to more accurately reflect the current provisions of the Israeli Companies Law. The Board of Directors believes that such an amendment to conform more closely to the new Companies Law provisions will facilitate the recruitment and retention of qualified individuals to serve as directors.

Under Israel’s Companies Law, insurance, indemnification and exculpation of directors requires the approval of the audit committee, the board of directors and the shareholders.

Proposal

Shareholders are being asked to approve an amendment to the insurance, indemnification and exculpation provisions of the Company’s Amended and Restated Articles of Association as follows (substantive changes are marked: text that is proposed to be added is underlined in the proposal below, and text proposed for deletion is crossed out):

“RESOLVED, to amend and restate Article 18 of Commtouch’s Amended and Restated Articles of Association to read as follows:

‘18.   Insurance, Indemnification and Exculpation ~~Insurance and Indemnity~~

The Company may insure, indemnify and exculpate its Office Holders to the fullest extent permitted by law, from time to time. Without limiting the generality of the foregoing:

18.1 Subject to the provisions of the Companies Law, the Company may enter into a contract for the insurance of its Office Holders, for actions or omissions done in their capacity as Office Holders, in whole or in part, against any of the following:

18.1.1. breach of the duty of care owed to the Company or a third party;

18.1.2. breach of the fiduciary duty owed to the Company, provided that the Office Holder acted in good faith and had ~~a~~ reasonable grounds to believe that his action would not harm the Company’s interests; and

18.1.3. monetary liability imposed on ~~him~~ the Office Holder in favor of a third party.

18.2. Subject to the provisions of the Companies Law, the Company is entitled retroactively to indemnify any Office Holder, or provide a prior undertaking to indemnify an Office Holder, where such prior undertaking is limited to categories of events that the Board believes are foreseeable in light of the Company’s activities on the date of grant of the undertaking to indemnify, and to ~~a reasonable sum~~ an amount or in accordance with guidelines determined by the Board to be reasonable in the circumstances (and such undertaking includes the categories of events that the Board believes are foreseeable in light of the Company’s activities on the date of grant of the undertaking to indemnify and to an amount or in accordance with guidelines determined by the Board to be reasonable in the circumstances), for any of the following events:

18.2.1.         monetary liability imposed on an Office Holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court, for an act that such Office Holder performed by virtue of his being an Office Holder of the Company; ~~and~~

18.2.2 reasonable legal costs, including attorney’s fees, expended by an Office Holder as a result of an investigation or proceeding instituted against the Office Holder by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the Office Holder and either (A) no financial liability was imposed on the Office Holder in lieu of criminal proceedings, or (B) financial liability was imposed on the Office Holder in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent; and

18.2.~~23~~.       reasonable costs of litigation, including attorney’s fees, expended by an Office Holder or for which an Office Holder has been charged by a court, in an action brought against ~~him~~ the Office Holder by or on behalf of the Company or a third party, or in a criminal action in which an Office Holder was found innocent, or in a criminal offense in which an Office Holder was convicted and in which a proof of criminal intent is not required.

18.3. Subject to the provisions of the Companies Law, the Company may exculpate an Office Holder in advance from liability, or any part of liability, for damages sustained by a breach of duty of care to the Company.’ ”

The proposal requires the affirmative vote of the holders of a majority of the outstanding Shares of the Company represented at the Annual Meeting, in person or by proxy, and voting thereon.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this resolution.

PROPOSAL SIX
APPROVAL OF AMENDMENTS TO THE

INDEMNIFICATION AGREEMENTS WITH EACH DIRECTOR

Background

The Company’s Audit Committee and the Board have resolved, subject to approval of Proposal Five above (the proposal to amend the Articles of Association), to make conforming amendments to the existing Indemnification and Exculpation Agreements with the Company’s directors. In particular, the Indemnification and Exculpation Agreements will be amended to allow the Company to provide indemnification in connection with certain regulatory investigations and proceedings. Under the Companies Law, insurance, indemnification and exculpation of directors requires shareholders ratification following audit committee and board of directors approval.

Under the Companies Law, as amended, a prior undertaking to indemnify regarding monetary liability imposed in favor of a third party in a judgment requires the board of directors to make a finding that the undertaking is limited to categories of events that the board believes are foreseeable in light of the Company’s activities on the date of grant of the undertaking to indemnify and to an amount or in accordance with guidelines determined by the board to be reasonable in the circumstances. The Board has reviewed the existing limits contained in the Indemnification Agreements and found them to be consistent with these Companies Law limitations.

Proposal

Shareholders are being asked to approve amendments to the Indemnification and Exculpation Agreements with each of the Company’s directors to conform them to the Amended and Restated Articles of Association. If the proposed amendments to the Amended and Restated Articles of Association or the proposed amendments to the Indemnification and Exculpation Agreements are not approved, the existing Indemnification and Exculpation Agreements (which have been previously approved by shareholders) will continue to be in effect.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the Indemnification and Exculpation Agreements with each of Commtouch’s directors be amended to reflect the amended Articles of Association as set forth above.”

The proposal requires the affirmative vote of the holders of a majority of the outstanding Shares of the Company represented at the Annual Meeting, in person or by proxy, and voting thereon.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this resolution.

PROPOSAL SEVEN
APPROVAL OF AMENDMENTS TO THE COMPANY’S

AMENDED AND RESTATED 1999 NONEMPLOYEE DIRECTORS STOCK OPTION PLAN

Background

The Company issues options to non-employee directors in accordance with the Amended and Restated 1999 Nonemployee Directors Stock Option Plan (“Plan”). The Plan was approved by the Board on April 18, 1999 and approved by the shareholders of the Company on June 8, 1999. The Plan was last amended at the Extraordinary Meeting of Shareholders in March 2005.

For Israeli based non-employee directors, due in large measure to Israeli tax considerations, options are granted from the pool of options available under the Amended and Restated Israeli Share Option Plan; however, in order to maintain the equality of treatment of all non-employee directors, the principal terms of the Plan govern the Israeli non-employee directors.

Israel’s Companies Law requires that the compensation of directors be submitted to shareholders for approval, following approval by the audit committee and board of directors. Nasdaq Marketplace Rule 4350(i)(1)(A) requires shareholder approval for material changes to a stock option plan or in the event another equity compensation arrangement is made or materially amended pursuant to which stock may be acquired by officers, directors, employees or consultants.

In November 2005, the Company’s Audit Committee and Board adopted a policy (subject to shareholder approval), according to which the following new provision to the Plan will become applicable to new and outstanding option grants to non-employee directors who may serve the Company from time to time, including continuing outside directors and the two non-employee directors who are not standing for reelection at the upcoming Annual Meeting:

With respect to a non-employee director who has performed his/her duties to the Company for a period of at least three years, upon termination of such director’s membership to the Board, any outstanding options that are not vested at the time of termination of the director's service with the Company will be accelerated and become fully vested and exercisable for a period of 180 days thereafter, unless termination was due to the director's resignation or for one of the causes set forth in the Israel Companies Law.

Currently, the Plan does not contain a provision allowing for acceleration of vesting upon termination of membership, and the exercise period upon termination is only three months.

Proposal

Shareholders are being asked to approve amendments to the Plan.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that Section 6(j) to the Company’s Amended and Restated 1999 Nonemployee Directors Stock Option Plan is amended as follows:

‘Termination. In the event of Termination, Options held at the date of Termination, to the extent then exercisable, may be exercised in whole or in part at any time within three months after the date of Termination, (but in no event after the Expiration Date), but not thereafter. With respect to an Optionee who has performed his/her duties to the Company for a period of at least three years, upon Termination, any outstanding Options that are not vested at the time of Termination will be accelerated and become fully vested and exercisable for a period of 180 days thereafter, unless termination was due to the Optionee’s resignation or for one of the causes set forth in the Israel Companies Law. Notwithstanding the foregoing, if Termination is due to death or Disability, Options held at the date of Termination, to the extent then exercisable, may be exercised in whole or in part at any time within two years from the date of Termination (but in no event after the Expiration Date) by the Optionee or by the Optionee’s guardian or legal representative in the case of Disability or in the case of death, by the person to whom the Option is transferred by will or the laws of descent and distribution.’

FURTHER RESOLVED, that the above described amendment to the Amended and Restated 1999 Nonemployee Directors Stock Option Plan also be applicable to and govern Board termination of non-employee directors holding director options pursuant to the Amended and Restated Israeli Share Option Plan.”

The proposal requires the affirmative vote of the holders of a majority of the outstanding Shares of the Company represented at the Annual Meeting, in person or by proxy, and voting thereon.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this resolution.

Other Matters The Company knows of no other matters to be submitted at the Annual Meeting. Dated: November 25, 2005